May 9, 2024

VIA EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	PTL Limited (CIK No. 0002016337)

Draft Registration Statement on Form F-1 Submitted March 29, 2024

Response to the Staff’s Comments Dated April 29, 2024

Dear Ms. Chaudhry, Mr. Gorsky, Ms. Hayes, Mr. Jones:

As counsel for PTL Limited (the “Company”) and on its behalf, this letter is being submitted in response to the letter dated April 29, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Draft Registration Statement on Form F-1 submitted on March 29, 2024. Concurrently with the submission of this letter, we hereby transmit, via EDGAR, an amended Draft Registration Statement on Form F-1 (“Form F-1”) for filing with the Commission, which has been revised to reflect the Staff’s comments as well as certain other updates to the Form F-1.

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment. Page references below in the Company’s responses are to the page numbers in Form F-1. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Form F-1.

Draft Registration Statement on Form F-1

Conventions That Apply to This Prospectus, page iii

1.	We note your disclosure here that the prospectus “contains information derived from various public sources and certain information from an industry report commissioned by [you] and prepared by Frost & Sullivan” and that you “have not independently verified the accuracy or completeness of the data contained in these industry publications and reports.” While you may provide cautionary language about forward-looking statements, it appears these statements may be interpreted as disclaimers of liability for statements related to the current and/or past market data. Please revise these discussions to clarify the statements that neither you nor any other party involved in this offering has independently verified such information and neither you nor any other party involved in the offering makes any representation as to the accuracy of such information to explain that you, Frost & Sullivan and the underwriters have liability for the information presented in the registration statement.

RESPONSE: In response to the Staff’s comment, we have revised the discussion on page iii, Conventions That Apply to This Prospectus, to clarify that neither the Company nor any other party involved in this offering has independently verified such information and neither the Company nor any other party involved in the offering makes any representation as to the accuracy of such information, and explain that the Company, Frost & Sullivan and the underwriters have liability for the information presented in the registration statement.

Prospectus Summary

Our Company, page 1

2.	We note your disclosure on page 1 that you provide “marine fuel logistics services for vessel refueling[●]” Please revise your disclosure here and in your Business section to provide further details about the specific types of vessels that your customers utilize.

RESPONSE: In response to the Staff’s comment, we have revised page 1 and page 68, to disclose the specific types of vessels that our customers utilize.

3.	We note your disclosure on page 1 that you recorded an increase in revenue from approximately $74,817,208 for the year ended December 31, 2022 to approximately $102,106,509 for the year ended December 31, 2023, representing an increase of approximately 36.5%. In order to provide a more balanced presentation, please revise your prospectus summary to disclose the cost of your revenue during the relevant time periods.

RESPONSE: In response to the Staff’s comment, we have revised page 1 and page 66 of Form F-1 to disclose the cost of our revenue during the relevant time periods.

We generally do not enter into any long-term contracts with customers..., page 20

4.	Please clarify the typical length of your customer contracts.

RESPONSE: In response to the Staff’s comment, we have revised page 20 of Form F-1 to disclose the typical length of our customer contracts.

Risk Factors

Risks Relating to Our Business and Operations

We are dependent on our senior management team and other key employees .. . . page 22

5.	We note your disclosure on page 23 that “[i]f any of [y]our directors or senior management is unable or unwilling to continue in the present position and [you] are unable to find [a] suitable replacement with similar knowledge, skills, experience and expertise in a timely manner, there could be an adverse impact to [y]our business, results of operations an profitability of [y]our business.” Please disclose here, and elsewhere as appropriate, whether you maintain key person life insurance policies for any of your key personnel.

RESPONSE: In response to the Staff’s comment, we have revised page 22 to disclose that the Company has not obtained any “key-person” life insurance policies on any member of our senior management or key personnel.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 55

6.	You disclose you intend to use a percentage of the proceeds from the offering for the acquisition of vessels, in particular, bunkering tankers acquisition. Please discuss the anticipated impacts of doing so to your results of operations, for example, the cost of revenue for vessel depreciation and costs to operate vessels like fuel and crew, and the impact to other operating costs, like maintenance and repairs. Also, discuss the impacts on the pricing of your services in view of the additional costs of owning vessels and operating vessels and the competitiveness of your pricing relative to others to maximize your profit level as stated on page 67. Further, discuss impacts to your cash flows related to the preceding, including, for example, acquiring and, if applicable, maintaining a ready supply of fuel inventory for loading into vessels to supply customers. Refer to Item 5.D of Form 20-F.

RESPONSE: In response to the Staff’s comment, we have revised page 61 and 67, to discuss the impact of future acquisition of bunkering tankers to our results of operations, operating costs, pricing of our services and its competitiveness, and our cash flow.

Industry, page 64

7.	We note your disclosure in this section that you “intend to enhance [y]our sales network” in Singapore. Please clarify here, as you disclose on page 2, that Petrolink Singapore has not conducted any operations to date and that it is currently “dormant”.

RESPONSE: In response to the Staff’s comment, we have revised page 64 to disclose that Petrolink Singapore has not conducted any operations to date.

Business Overview, page 66

8.	We note your disclosure on page 66 that you “do not conclude or book any transactions in Mainland China.” We also note your disclosure on page 59 that approximately 0.6% of your revenue for the fiscal year ended December 31, 2023 originated from China. Please reconcile your disclosure in this regard, or advise.

RESPONSE: In response to the Staff’s comment, we have revised page 1 and page 66 of the Form F-1 to reconcile our disclosure that, although the Company’s Operating Subsidiary arranges marine fuel delivery and vessel refueling activities in mainland China and other locations, all of the transactions have been booked through and concluded by our Operating Subsidiary, in Hong Kong. Only in terms of the delivery locations, geographically, at which the marine fuel is delivered to our customers, approximately 0.6% of our revenue for the fiscal year ended December 31, 2023 originated from the marine fuel delivery in the ports of mainland China.

Growth Strategies, page 67

We note your disclosure on page 67 that you plan to “further expand the reach of [y]our business through opening new offices in selected locations globally, with the focus on the Asia Pacific Region, in the next several years.” If know, please identify the selected locations here.

RESPONSE: In response to the Staff’s comment, we have revised page 67 to identify the potential locations where we are planning to open our new offices.

Our Services

Providing the vessel refueling options for our customers’ vessel refueling needs at various ports along voyages . . . , page 68

9.	Please disclose with more specificity the “various types of marine fuel products” that you are able to provide to your customers.

RESPONSE: In response to the Staff’s comment, we have revised page 1, 66, and 68 to disclose with more specificity of the types of marine fuel products, which include the low-sulfur fuel oil, high sulfur fuel oil and low sulfur marine gas oil.

Customers, page 70

10.	Please explain your basis for not filing any of your customer agreements, which have contributed to approximately 44.3% of total revenue for the year ended December 31, 2023. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised page 71 to disclose with more specificity concerning the agreements with our customers. We respectfully advise the Staff that we did not enter into any long-term agreements with our customers, although the five largest customers, in aggregate, contributed to approximately 44.3% and 44.3% of our total revenue for the years ended December 31, 2023 and 2022, respectively. Our customers place bunker orders with us on an order-by-order basis, either on term contracts or spot contracts, in the form of bunker order confirmation. For the bunker orders by term contract, we arrange the delivery of marine fuel to a number of vessels under the same fleet for a period of time, usually three months, under one bunker order confirmation. For the bunker order by spot contract, which has a typical length of one day, we arrange the delivery of marine fuel for immediate purchase on the date we conclude the spot contract. The revenue generated from our five largest customers, including the largest customer, is the aggregate of the revenue derived from the bunker orders placed by such customers, for the years ended December 31, 2023 and 2022. Although the continuous relationships with our customers are important to our operation, our business is not substantially dependent on particular bunker orders that our customers place with us. We believe we are not required to file the agreements with our largest customers, under Item 601(b)(10)(ii)(B) of Regulation S-K.

Supply Chain, page 71

11.	We note your risk factor disclosure on page 19 indicating that you do have contracts with suppliers. Tell us the basis for your belief that you are not required to file your agreements with suppliers that provided 82.2% of your aggregated supplies for the year ended December 31, 2023. Please see Item 601(b)(10)(ii)(B) of Regulation S-K.

RESPONSE: In response to the Staff’s comment, we have revised page 71 to disclose with more specificity regarding the contracts with the suppliers. We respectfully advise the Staff that we did not enter into any long-term agreements with our suppliers, although our aggregated total purchases from our five largest suppliers amounted to approximately 82.2% and 85.2% for the years ended December 31, 2023 and 2022, respectively. Instead, we place orders for marine fuels from our suppliers on an order-by-order basis. The contracts with the suppliers are in the form of purchase orders and order confirmation per order. Although the relationships with our suppliers are important to our operation, our business and operation are not substantially dependent on specific or particular purchase orders that we place with our suppliers. We believe we are not required to file the agreements with the suppliers, under Item 601(b)(10)(ii)(B) of Regulation S-K.

Index to Financial Statements, page F-2

12.	Please tell us why the audit report refers to “Petrolink Energy Limited” and the headers of the related consolidated financial statements and notes refer to” PTL Limited and Subsidiaries.”

RESPONSE: In response to the Staff’s comment, the Company’s auditor, Centurion ZD CPA & Co. reissued the audit report on page F-2, amending the reference to Petrolink Energy Limited to PTL Limited and its subsidiaries.

General

13.	Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: In response to the Staff’s comment, the Company will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, present to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

/s/ Mengyi “Jason” Ye
Mengyi “Jason” Ye

Direct dial: +1 (973) 931-2036

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